Exhibit 99.2

ONO PHARMACEUTICAL CO., LTD.

Briefing on the conclusion of the acquisition agreement for Deciphera Pharmaceuticals in the United States

April 30, 2024

[Number of Speakers]	4

	Gyo Sagara	Representative Director, Chairman of the Board and Chief Executive Officer

	Toichi Takino	Representative Director, President and Chief Operating Officer

	Masayuki Tanigawa	Corporate Officer, Executive Director, Corporate Development & Strategy

	Ryuta Imura	Senior Director, Corporate Communications

Presentation

Imura: Thank you very much for attending the briefing on the acquisition of Deciphera Pharmaceuticals Inc. of the United States.

Before our explanation, I would like to give you a few notes.

First, this presentation contains forward-looking statements, the realization of which is not guaranteed. Second, there are uncertainties in the closing of the TOB due to various factors, including shareholder subscriptions and government approvals. Third, with regard to the information on TOB, please refer to the notification submitted to the SEC for detailed information on the specifics. Finally, with respect to information regarding the TOB, the information contained in the disclaimer and in the registration statement filed with the SEC takes precedence and we are not responsible in any way for the contents of this presentation.

Now, Mr. Sagara of our company will give an explanation.

Sagara: Thank you all very much for gathering here in the middle of Golden Week.

I will now start to explain about the acquisition of Deciphera.

Today, I would like to begin with an transaction Summary and then explain ONO’s growth strategy. Mr. Takino will explain the overview of Deciphera and its pipeline, as well as the actual status of development and research. Finally, I would like to summarize the whole.

First, let me give you a transaction summary.

The parties have agreed on a purchase price of USD25.6 per share for a total cash consideration of approximately USD2.4 billion.

The agreed-upon acquisition price is based on an assumption of approximately 947 million shares of Deciphera’s outstanding common stock, including dilutive shares. This is a premium of 74.7% over the April 26, 2024 price of USD14.65 for Deciphera’s shares, plus a premium of 68.8% over the trading volume weighted average price of Deciphera’s shares for the 30 days prior to that date.

The transaction will be executed through a cash tender offer for all outstanding shares of Deciphera by a wholly owned subsidiary of the Company to be formed for the acquisition and a subsequent merger with Deciphera. The acquisition will be financed by cash on hand and bank loans.

Upon completion of the acquisition, Deciphera will become a wholly owned subsidiary of the Company. However, Deciphera will continue to operate independently as a subsidiary of the Group with its current headquarters in Waltham, Massachusetts. At the time of the acquisition, Deciphera will continue to operate independently.

The transaction is expected to close during Q2 of this year, 2024, subject to the acceptance of the Company’s tender offer by Deciphera shareholders representing in excess of 50% of voting rights, approval by antitrust authorities, and the satisfaction of other general closing conditions.

The impact of this acquisition on our business performance is currently under scrutiny and will not be incorporated into our consolidated business forecast for the fiscal year ending March 31, 2025, which will be announced on May 9. We would like to provide an announcement when we are able to report on the situation in the future.

Currently, we at ONO PHARMACEUTICAL CO., LTD. are aiming to become a global specialty pharma, with the most important goal of developing and marketing our own products in Europe and the United States.

Currently, the Company’s drug discovery efforts are focused on four key areas of research: oncology, immunology, neurology, and specialty.

In addition, as noted on the right side of the slide, we are currently working on the development and clinical trial of Velexbru for self-marketing overseas, while enhancing ONO PHARMA USA, INC. (OPUS) for approval and marketing of Velexbru in 2026.

This slide shows how this M&A will make it easier for us to take the step toward becoming a global specialty pharma.

See bullet points below. We are now working on promising global pipelines in-house and at the same time trying to acquire them from outside sources. As the progresses, we will be able to sell our own products in the US and Europe. And by growing as a result, we can further enhance our global presence.

Doing so will lead to the creation of an even more promising global pipeline, as described in item one. We believe that this acquisition will allow us to continue to add new pipeline products from outside the Company in addition to our own products through various methods. This slide expresses that idea.

Next, Mr. Takino will give an overview of Deciphera etc.

Takino: First, let me give you an overview of Deciphera.

Deciphera is a US venture headquartered in Massachusetts that focuses on the research, development, and marketing of kinase inhibitors for the treatment of cancer.

Headquartered in Waltham, Massachusetts, USA, it also has sales offices in six European countries.

Of Deciphera’s major pipeline products, QINLOCK has been launched in more than 40 countries worldwide, including the United States and Europe, for the treatment of 4th-line gastrointestinal stromal tumors (“GIST”). It is also considering extending the indication to earlier lines of treatment for some genetic mutations.

Vimseltinib is being prepared for submission in the US and Europe for the treatment of tenosynovial giant cell tumor (“TGCT”). This is expected to be the second product following QINLOCK.

In addition, several kinase inhibitors for cancer are in clinical stages or in preparation for clinical trials.

Deciphera’s performance is in a phase of business growth, as shown in the lower section, with sales increasing every year for the last three years.

I would like to explain what we consider to be Deciphera’s strengths and attractions.

First, as I mentioned earlier, Deciphera has a marketed product, QINLOCK, and if Vimseltinib is launched, it could become a company with two products in the oncology field.

For QINLOCK, Deciphera has its own sales organization in the US and six European countries.

In terms of Vimseltinib sales, there is an overlap of 70% to 80% of prescribing physicians in the US for TGCT, where Vimseltinib is being developed, and for GIST, where QINLOCK has received approval, so it is expected that QINLOCK’s existing sales organization will be fully utilized.

In terms of pipeline creation, Deciphera is leveraging its proprietary drug discovery platform and has created five products or compounds in oncology, including QINLOCK, Vimseltinib, and three compounds in the early clinical stage.

Each of these research, development, and sales achievements has been led by its management team, which has decades of experience in the pharmaceutical industry in the US and Europe.

Here is an overview of QINLOCK.

QINLOCK is a small molecule compound that inhibits KIT, a phosphatase, or KIT kinase. It is the only approved drug for the treatment of 4th-line GIST and is approved in more than 40 countries worldwide, including the United States and Europe. Additional indications are currently being considered for 2nd-line GIST with specific genetic mutations.

GIST is a type of malignant tumor that forms on the wall of the gastrointestinal tract, and affects approximately 4,000 to 5,000 people in the United States and Europe each.

Deciphera has received approval for this drug in more than 40 countries worldwide, with global sales of USD163 million in 2023.

Here you see the results of the pivotal study, also known as the INVICTUS study, in which QINLOCK is currently approved for the treatment of 4th line GIST.

In a multicenter, multinational, double-blind, placebo-controlled study, patients treated with QINLOCK demonstrated a statistically significant PFS benefit on the primary endpoint and a clinically meaningful OS benefit on secondary endpoints. Safety was also comparable to that of the placebo group in terms of the frequency of adverse events.

With these results, the drug has been approved by the US FDA with Breakthrough Therapy designation.

Since the approval of QINLOCK for the treatment of 4th-line GIST, its usefulness in earlier stages of treatment has been tested.

The INTRIGUE pivotal study is a double-blind, randomized, controlled study of Sunitinib, the standard of care, in 2nd-line GIST patients, regardless of genetic mutation.

The INTRIGUE study failed because it did not achieve its primary endpoint of prolonged PFS in the overall population.

However, subsequent analysis suggested that specific genetic mutations could result in prolonged PFS and OS in the QINLOCK group versus the Sunitinib group in patients with mutations in the exon11 or 17/18 regions of the KIT inhibitor. The result is shown in the figure below.

This is the second time the US FDA has granted Breakthrough Therapy designation to the drug for its usefulness in the patient population with this specific genetic mutation. A new Phase 3 study in patients with this mutation is currently underway.

I will now explain the market potential of QINLOCK.

As for the current business performance, revenue from 4th-line GIST treatment is steadily increasing.

There are two main elements of future earnings growth. The first is with regard to indications, it is considering adding an indication in 2nd-line treatment of certain genetic mutations. In addition to own sales organization in the US and six European countries, it is continuing to expand its sales channels in Europe, including through alliances, and we expect to see its further growth in earnings in the future.

Here is an overview of Vimseltinib.

Vimseltinib is a small molecule that inhibits the activation of the colony-stimulating factor 1 receptor (CSF1R) and is being developed for tenosynovial giant cell tumor (TGCT).

TGCT is a benign tumor of the joints, as shown in the picture, with about 15,000 patients in each of Europe and the United States. Although the progression is gradual, quality of life is reduced due to joint pain, decreased range of motion, swelling, and other symptoms. In some cases, the tumor can be removed by surgery, but in patients who are ineligible for surgery or who have recurred after surgery, the disease has a high medical need.

Last year, positive top-line data were published from the Phase 3 trial, known as the MOTION trial, for TGCT. Preparations are underway for filing in Q2 of this year in the US and in Q3 of this year in Europe.

Regarding sales, there is 70% to 80% overlap in prescribing physicians in the US for GIST and TGCT. So, we believe that we will be able to conduct efficient sales activities by utilizing the existing QINLOCK sales structure.

In addition, we plan to start clinical trials later this year for the expanded indications of chronic graft-versus-host disease, or chronic GVHD.

This is the top line data from the MOTION and pivotal studies of Vimseltinib that were published last October.

In a multicenter, multinational, double-blind, placebo-controlled study, a statistically significant improvement in ORR, the primary endpoint, was observed. Improvement was also observed in all six secondary endpoints, including tumor volume score, TVS, and joint range of motion, ROM.

A complete list of Deciphera’s pipeline is available here.

In addition to QINLOCK and Vimseltinib, which I mentioned earlier, it has three other kinase inhibitors in the oncology field that are in early clinical stages. All of these compounds were discovered in-house from Deciphera’s proprietary switch control platform.

Switch control kinase is a concept, a compound designed to bind to the switch pocket region and activation loop of the kinase and lock it to remain in the inactive state. This is expected to provide a drug discovery platform that is more target-selective than conventional kinase inhibitors and can achieve both high efficacy and safety.

The following is a brief description of the market potential expected from these pipelines.

Deciphera expects to initially generate USD350 million to USD400 million per year in revenue in the US from QINLOCK, both for 4th-line GIST and for 2nd-line GIST with certain genetic mutations for which additional indications are expected. And for Vimseltinib, Deciphera estimates that the market for patients in the Phase III trial, which I mentioned earlier, will be approximately USD700 million per year in the United States.

This means that QINLOCK and Vimseltinib together are expected to have a market potential of approximately USD1 billion per year worldwide. In addition, it is considering expanding the indication of Vimseltinib to chronic graft-versus-host disease (chronicGVHD), and the development of three compounds at an early stage is underway.

We will continue to closely examine the pros and cons of this market potential, but we have high expectations for its market potential as one of the drivers that will accelerate our growth into a global specialty pharma.

The following is the last slide of Deciphera’s overview.

As shown here, Deciphera has about 350 employees.

The headquarters functions are located in Waltham, Massachusetts, USA., and research functions are located in Kansas.

In Europe, it has its European sales headquarters in Switzerland and its own sales network in a total of six countries.

That is all from me.

Sagara: Now there was also talk about Deciphera’s location. As I am sure you will ask questions later, I should mention that it will not be integrating with ONO at the start.

This is because ONO’s local subsidiary is currently assembling human resources and developing Velexbru with the launch of the product as its biggest theme. Deciphera is working on a trial for additional indications for QINLOCK, and is currently preparing an application for Vimseltinib, which it will file soon, and will begin work on the next additional indication soon. So, immediately after the acquisition, each will proceed independently without integration. We will definitely integrate them eventually, but we will consider the timing of that integration as we assess various situations.

Now I would like to explain about strategic implications of this acquisition.

We see three strategic implications of this acquisition.

One is the addition of a new solid tumor pipeline to the various oncology pipelines that we are currently strengthening, including Opdivo, which will enrich our pipeline.

Second, Deciphera has a proven track record of successful development and marketing in the US and Europe. So, ONO’s current development and sales organizations in Japan, Korea, and Taiwan will be strengthened by the addition of Europe and the United States.

Third, its extremely high kinase drug discovery capabilities, will provide us with a platform for research and drug discovery for anti-cancer drugs and strengthen our kinase drug discovery capabilities.

Thus, we gain three major advantages.

The slide you see is an in-depth summary of the strengths of both companies.

ONO is currently working in the area of cancer immunology and hematology oncology, and this will be supplemented by development and sales in the area of solid tumors. The development and sales results in the US and Europe, as I mentioned earlier, will be added to sales results in Japan, Korea, Taiwan, and parts of Asia.

Substantial investment in R&D activities. Though it is a bit cheeky to say about ourselves that we have plenty of money for R&D. Deciphera has been constantly raising funds to develop and launch compounds through various hardships. They will now have access to additional ONO funds, and ONO will gain an attractive niche pipeline.

Research investments in various modalities. We are particularly active in open innovation. Adding their drug discovery platform to it, as noted in light blue on the right, will increase our presence in oncology, strengthen our global development and sales, allow us to continuously expand our pipeline, and increase the potential for creating new innovations. We would like to proceed in that direction.

With this acquisition, the pipeline has been expanded. We were able to obtain the five products I mentioned earlier, and candidate compounds for new drugs.

Additional efficacy can be expected from each. The yellow areas are the pipelines added by the acquisition. The blue areas are the pipelines that ONO originally created and is now being staged for development. We believe that the pipeline has become much richer.

I would like to state the current situation of ONO. As you know, Opdivo royalties are phasing out and the patents for diabetes and other products are gradually expiring, with the last Opdivo patent expiring in 2031. Depending on the country, the Opdivo patent will begin to expire around 2028 and will end in 2031.

So, in addition to the approximately 10 in-house products that we have advanced to the Phase I/II stage globally, we need to obtain pipeline products from outside sources that can generate sales a little earlier.

We believe that this acquisition is the first step in this direction. As I mentioned earlier, we believe that if we can demonstrate synergies, we will be able to further strengthen our pipeline.

The yellow dots in the figure show a scenario in which a compound from Deciphera is successfully developed and launched on the market. In conjunction with this, we will successfully launch ONO’s Velexbru or Itolizumab. It represents the global pipeline turning into sales. We believe that some of our own products will be added to this list, and we are also seeking for opportunities to introduce more.

As I mentioned earlier, the potential for compounds from Deciphera would be about USD2 billon. We will strive to bring out its full potential.

That’s all for the explanation. Thank you for your attention.

Question & Answer

Yamaguchi: I am Yamaguchi from Citigroup Global Markets. I would like to ask two questions.

First, let me briefly ask about QINLOCK. The 2nd-line Sunitinib trial itself did not do well in the whole population, and the focus was then shifted to 17/18 mutation-positive patients. If you know the percentage of patients with 17/18 mutations in the 2nd line, please let me know.

In addition, product exclusivity expires in 2025 and patents expire in 2030, 2035 and 2040. How many years does your company assume exclusivity? First, please briefly answer these two points about QINLOCK.

Tanigawa: Regarding the percentage of patients with special genetic mutations in the current 2nd-line treatment, we have a figure of 14% from a trial conducted by Deciphera, but the actual percentage in actual clinical practice is not yet clear. We intend to examine this matter closely in the future.

I assume you are asking about the QINLOCK exclusivity period. The Company holds several patents, which will expire between 2034 and 2042. We believe it is difficult to determine whether each patent can actually eliminate generics. It is difficult to say exactly how long the exclusivity period will last.

Yamaguchi: The second is about Vimseltinib. DAIICHI SANKYO COMPANY has a product called TURALIO, which probably has about the same ORR. TURALIO is struggling very badly commercially, reportedly due to toxicity issues. Vimseltinib does not appear to differ much in efficacy. Can you tell us again how much commercial potential Vimseltinib has compared to TURALIO and what are the points of differentiation?

Tanigawa: Since we have not conducted a direct comparison study with TURALIO, it is difficult to say anything definite about its efficacy. In terms of test comparison, we believe that the efficacy is equal or superior, and Vimseltinib is characterized by a high level of safety.

TURALIO has a hepatotoxicity problem, which requires periodic monitoring for alertness and is subject to REMS designation. Therefore, the hurdle to use is high for physicians and patients who use them. Vimseltinib is not problematic in terms of hepatotoxicity and is an easy to use, long-lasting drug in oral form.

TURALIO is approved with a boxed warning for hepatotoxicity, and I think doctors may be hesitant to use it.

Muraoka: I am Muraoka from Morgan Stanley MUFG securities.

For Vimseltinib, the peak potential of USD700 Million is a much larger number, an order of magnitude higher than that of TURALIO. Can you please elaborate a bit more on why you think there would be such a large difference solely on the basis of safety?

Tanigawa: The toxicity of TURALIO, or the restrictions on its use, are as I have just discussed. Based on our market research, we feel that Vimseltinib has this much potential. USD700 million is the size of the market, and although we hope to reach that level, we believe that we will actually stay within that scale.

When using TURALIO, liver function tests must be performed weekly for the first two months because of severe joint pain and limited range of motion. Thereafter, liver function tests should be performed twice a week during the third month and once every three months thereafter. We believe that this may be the reason for the limitation in the use.

Muraoka: I believe Chairman Sagara mentioned earlier that this is the first step and that you are considering further introductions. However, at the current price of USD2.4 billion, it would use up a significant portion of the USD400 billion in cash and deposits that your company has at the moment. On what assumptions do you think you can take the next two or three steps?

Sagara: This is the first M&A, and I am not saying that we will do a second or third one. It means that we are always seeking for the possibility of acquiring good compounds from outside and will introduce them whenever we have the chance. We are not saying that we will continue to do M&A. In general, I hope you understand me to mean that if there is an opportunity and a good object, we will introduce it.

Muraoka: Thank you very much. In other words, are you saying that you are unlikely to spend money of this scale in the immediate future, but you would be willing to make a decision on a JPY10 billion project as soon as the conditions are met.

Sagara: I don’t know about the future, but right now, when this M&A is finally conducted, we are not thinking about another M&A.

Muraoka: Nevertheless, this is almost your company’s first overseas M&A, and you have used up almost all of your cash, so it is a rather large deal. To put it another way, your company has been flexible in conducting share buybacks and the like when the stock price has been weak, but I have the impression that it will be difficult to conduct share buybacks and the like for some time to come. Is this understanding correct?

Sagara: As we have always said, we have been and will continue to be flexible in our share buybacks, judging the situation as we go along.

For this large amount of money, we simply decided that this M&A was worth it and carried it out.

Haruta: I am Haruta from UBS Securities. With regard to Vimseltinib, you mentioned that it has a market potential of USD1 billion in the cGVHD market. Earlier, I think Itolizumab is making progress, although it is a slightly different drug. Once again, I would like you to explain the aGVHD potential of Itolizumab and the cGVHD potential of Vimseltinib.

Also, if Itolizumab works, I think you can leverage this know-how. Can you tell us a little about your strategy in this area?

Tanigawa: Could you repeat your first question?

Haruta: What are the respective potentials and similarities between cGVHD and aGVHD with itolizumab?

Tanigawa: For cGVHD, or chronicGVHD, there is an antibody that targets the CSF1 receptor, which has already been filed in the U.S.. Considering the mechanism of action, I believe that approval is highly probable. This is a chronic GVHD, and market research confirms that the oral form is easier to use than the injectable form.

Because of the certain degree of accuracy and because it is an oral drug, combinations with newer drugs as well as steroids are being developed for cGVHD. So, we believe that there is great potential depending on new ways of development.

Regarding Itolizumab is the treatment of acute GVHD, it is difficult to determine the boundary between acute and chronic. The characteristics and pathophysiology are different, as are the target cells that cause the disease and the immune cells. Acute GVHD is usually the one that occurs before 100 days after transplantation, and chronic GVHD is the one that seems to occur after that time. In terms of the same physicians seeing patients, we believe that since Itolizumab will be launched first, we will be able to leverage that base and access the marketability of chronic GVHD.

Haruta: Second question. I think the primary goal of this first major M&A is to strengthen the pipeline, but how do you see the chemistry in terms of culture and software? In your earlier explanation, you said that after the acquisition, the business would continue to operate independently for some time. Please tell us how you plan to keep Deciphera alive with discipline and independence after the merger.

In addition to that, I would appreciate a little explanation of synergies.

Sagara: Deciphera is not a very old company, but I feel that its culture and customs are similar to ours. We are very similar in terms of innovation and delivering products to niches, and I think we will work well together.

As for synergies, they have a track record of successful development and testing in the US and Europe and developing sales. Therefore, without integration, the realization of synergies is limited.

So, I don’t know when, but we will integrate them while keeping an eye on the situation. For the time being, as I mentioned earlier, we will proceed without integration, as many of the themes being worked on by each subsidiary have reached their climax. We expect to see significant synergies when we integrate.

Hashiguchi: I am Hashiguchi from Daiwa Securities. I would like to ask you to explain a little more about how great the switch control platform is. Perhaps there are companies in the world that are engaged in drug discovery with a similar approach. I would like to know more about the uniqueness of this company.

Also, how many kinases can this technology be applied to? So far, as Mr. Sagara just mentioned, it has been focusing on niche areas, but is there a possibility for larger markets? Or, even if there is such a possibility, will you continue to target areas where you can easily demonstrate your uniqueness and where not many other companies are doing what you call “specialty”? I would like to know about the possibilities for future development.

Tanigawa: We also feel that the switch control platform needs to be examined more closely. However, on the other hand, they are now producing QINLOCK, Vimseltinib, and three early products on their own, and we feel that they are very productive.

Switch Control is characterized by its high safety and selectivity in that ATP and it does not bind to the substrate-binding moiety. We hope to learn more about this as we work with Deciphera.

I am sorry, could you please repeat you second question?

Hashiguchi: How many targets are there to which this technology could be applied?

Takino: We will consider that as well. However, as far as the performance of the products or product candidates they have been producing so far, the expectation is strong that they are a technology platform that can, hypothetically, produce a reasonable output.

Hashiguchi: One more point I would like to ask about the possibility and timing of cost synergies. Do you mean that since each project is now reaching its climax, you will proceed without integration so as not to reduce the momentum? In other words, in that case, is there a possibility that once each project has settled down to a certain degree, steps could be taken to develop cost synergies? Or do you not do it until there is an overlap of indications in the pipelines of both companies? How successful do you assume the future development will be and in which indications? Does this mean that you do not know the time yet? Could you please tell us which is closer to your answer?

Sagara: I have the image that we will see how it goes, integrate, and then synergies will emerge. As for the timing, we would like to make a decision depending on how the project develops.

However, right now, OPUS has only just started up and the number of people is still just over 100. We plan to have about 180 people by the end of the next two years, but we do not have that many people. We expect a certain amount of synergy, but I believe that the effects of the integration will not be realized until measures are taken there.

Wakao: I am Wakao from JPMorgan Securities. I would like to ask you a few more basic questions related to the question just made. Regarding Velexbru and Itolizumab, will your company hire its own people?

Sagara: Regarding Velexbru, we are in the process of planning our schedule and expect to have about 20 MRs. We will do it ourselves, but it is not a very big investment.

Wakao: Based on that, with respect to Deciphera, I think the fixed costs that have been in place will probably continue for some time to come. I think the combined R&D and SG&A expenses are around USD400 million. Will this level continue for some time? Also, when do you expect this company to become profitable on its own?

Sagara: We may not spend all of USD400 million for Deciphera’s R&D expenses, but we will invest it after careful consideration.

We plan that Deciphera will return to profitability in 2027.

Wakao: Finally, the deal has a premium of about 70%. As for the majority of this premium, as presented on page 19 of the document, is it correct to assume that this evaluation is based on the highest evaluation of Vimseltinib, which seems to have the highest potential?

Also, I am sorry to ask this before the deal closes, but could you give me a rough idea of the final ratio of intangible assets to goodwill? As is usually the case with these types of acquisitions, would it be correct to assume that most of the assets are intangibles?

Tanigawa: We see the value of Vimseltinib and QINLOCK as roughly equivalent. Vimseltinib is not the only large one. As for goodwill and the like, we are currently examining them and cannot give you an answer right now.

Wakao: One last point: were there other competitors for this acquisition? In other words, was it in a sort of auction format? Please tell me that much.

Tanigawa: I think the details can be found in the SEC filing, so we would like to refrain from explaining ourselves.

Hashimoto: I am Hashimoto from Nikkei BP. I would like to confirm the significance of this acquisition for Opdivo patent cliff, which was explained a little earlier. From page 25, it appears that you are projecting that the acquisition will largely cover the portion of the revenue decline due to the Opdivo cliff, is that roughly the correct interpretation? Am I correct in understanding that the impact of this acquisition on Opdivo’s cliff is not that significant?

Sagara: In terms of timing, the Opdivo patent expires in the US in 2028, then in European countries in 2030, and in Japan in 2031. I believe that the timing of this acquisition will compensate the lower performance around that time. Before that, however, Opdivo royalties will begin to decline this year, and the patent expiration for diabetes and other products will be phased in in 2025, 2026, and 2028. So, it is not that we have set our sights only on Opdivo.

Hashimoto: So, you are not necessarily going to be able to avoid the revenue decline with this acquisition, but considering diabetes and other factors, do you envision a scenario in which revenue will decline slightly for a while, and then the acquisition and other effects will bring performance back to growth?

Sagara: We will talk about that on May 9. The reality is that negative factors will start to emerge in this year or so.

Tsuzuki: I am Tsuzuki from Mizuho Securities. In making this acquisition, Deciphera’s stock price declined significantly in November 2022. Have expectations for this acquisition from your company increased since then? Or was it considered even before that? I would appreciate if you could give us some background on this area.

Tanigawa: We have been watching Deciphera as one of the potential companies in our regular business development activities before. Since then, we have continued to talk with our counterparts, and I believe that the fact that they have begun testing QINLOCK’s 2nd line of special genetic mutations and Phase 3 study of Vimseltinib successed have been a major catalyst.

Tsuzuki: Thank you very much. I understand.

Imura: The time has come to end, so we would like to conclude the briefing.

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